Exhibit 99.1

Corporación América Airports S.A. Reports October 2020 Passenger Traffic

Total passenger traffic down 80.8% driven by declines in all countries of operations impacted by the COVID-19 pandemic

LUXEMBOURG--(BUSINESS WIRE)--November 13, 2020--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today an 80.8% decline year-over-year passenger traffic in October 2020.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Oct'20	Oct'19(1)(2)(3)	% Var.	YTD'20(1)(2)	YTD'19(1)(2)(3)	% Var.
Domestic Passengers (thousands)	808	4,035	-80.0%	12,244	39,498	-69.0%
International Passengers (thousands)	241	2,378	-89.8%	6,445	23,968	-73.1%
Transit Passengers (thousands)	321	717	-55.2%	2,790	6,915	-59.6%
Total Passengers (thousands)	1,371	7,130	-80.8%	21,479	70,381	-69.5%
Cargo Volume (thousand tons)	23.2	38.8	-40.2%	206.7	348.9	-40.8%
Total Aircraft Movements (thousands)	25.4	72.6	-65.0%	292.6	717.9	-59.2%

(1)

Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)

Preliminary data on 750 flights in August, 873 flights in September, 547 in October, 423 in November, 280 in December 2019, as well as 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

(3)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in October 2020 dropped 80.8% YoY, reflecting the continued impact of the Covid-19 pandemic on air travel, although showing a slight sequential improvement from the 84.1% and 88.8% declines reported in September and August, respectively. In most of the countries of operations, certain travel restrictions are still in place and passenger demand remains low. International traffic declined by 89.8% YoY, while domestic traffic dropped 80.0% YoY.

In Argentina, total passenger traffic declined 97.8% YoY, reflecting the impact of air travel bans implemented mid-March by the Government that remained in place most part of the month. International passenger traffic declined 95.3%, a sequential improvement from the 97.1% decline in September, while domestic passenger traffic dropped 98.9% YoY, still reflecting low volumes as travel bans on domestic travel were partially lifted on October 22, restricted to essential workers or specific work or health-related reasons.

In Italy, passenger traffic declined 81.1% YoY, with international and domestic traffic down 87.8% and 55.1% YoY, respectively, reflecting low demand, and the reinstatement of restrictions to air travel following a new COVID-19 outbreak in the region.

In Brazil, total passenger traffic recovered to a decline of 45.8% YoY, showing a continued sequential improvement from the 52.6% drop in September. Domestic passenger traffic declined 43.1% resulting from a steady recovery in passenger demand. Although international operations restarted at Brasilia Airport during September, international traffic dropped 96.3% YoY, mainly driven by low demand.

In Uruguay, passenger traffic declined 92.1% YoY. Commercial operations restarted the first week of July, although borders remain closed to non-resident foreigners, with certain exemptions, and travel demand is still weak.

In Ecuador, passenger traffic declined 70.3% YoY, improving sequentially from the 80.1% decline in September.

In Armenia, while air travel bans were lifted during September, certain restrictions still apply and passenger demand remains low resulting in a passenger traffic drop of 86.5% during the month.

Cargo Volume and Aircraft Movements

Cargo volume decreased 40.2% on October 2020, mainly due to declines of 37.5% in Argentina, 68.3% in Brazil and 45.9% in Ecuador. However, cargo volume showed a slight sequential improvement from the 40.9% and 45.8% declines reported in September and August, respectively.

Aircraft movements declined 65.0% YoY in October 2020, mainly attributed to decreases of 79.1% in Argentina, 38.1% in Brazil, 60.8% in Italy and 52.0% in Ecuador. Aircraft movements also declined 64.4 % in Uruguay, 68.4% in Armenia and 57.4% in Peru.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Oct'20 (2)	Oct'19 (1)(2)	% Var.	YTD'20(2)	YTD'19(1)(2)	% Var.
Passenger Traffic (thousands)
Argentina	79	3,548	-97.8%	9,141	36,307	-74.8%
Italy	146	773	-81.1%	1,889	7,204	-73.8%
Brazil	907	1,675	-45.8%	6,954	15,622	-55.5%
Uruguay	13	167	-92.1%	572	1,831	-68.8%
Ecuador	107	361	-70.3%	1,274	3,744	-66.0%
Armenia	40	298	-86.5%	717	2,723	-73.7%
Peru	78	309	-74.9%	932	2,951	-68.4%
TOTAL	1,371	7,130	-80.8%	21,479	70,381	-69.5%

(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.

Cargo Volume (tons)
Argentina	13,882	22,211	-37.5%	116,580	186,588	-37.5%
Italy	1,167	1,256	-7.1%	10,669	10,823	-1.4%
Brazil	2,260	7,140	-68.3%	26,868	75,501	-64.4%
Uruguay	2,404	2,702	-11.0%	24,483	23,685	3.4%
Ecuador	1,464	2,707	-45.9%	13,335	32,067	-58.4%
Armenia	1,835	2,295	-20.0%	13,217	15,991	-17.4%
Peru	154	446	-65.4%	1,516	4,217	-64.1%
TOTAL	23,165	38,757	-40.2%	206,668	348,873	-40.8%
Aircraft Movements
Argentina	7,657	36,582	-79.1%	131,472	374,646	-64.9%
Italy	2,869	7,315	-60.8%	27,672	68,829	-59.8%
Brazil	8,697	14,047	-38.1%	70,477	133,336	-47.1%
Uruguay	742	2,083	-64.4%	11,219	24,208	-53.7%
Ecuador	3,576	7,449	-52.0%	32,647	68,407	-52.3%
Armenia	820	2,598	-68.4%	8,785	23,022	-61.8%
Peru	1,072	2,514	-57.4%	10,308	25,451	-59.5%
TOTAL	25,433	72,588	-65.0%	292,580	717,899	-59.2%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

Category: Operational Statistic
Source: Corporación América Airports S.A.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

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Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411